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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                          Barringer Laboratories, Inc.
                   ___________________________________________
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                   ___________________________________________

                         (Title of Class of Securities)

                                    068508100
                   ___________________________________________
                                 (CUSIP Number)

                            William R. Collins, Esq.
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000
                   ___________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 1997
                   ___________________________________________
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the Statement [ ].

                                Page 1 of 9 Pages



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----------------------------------                ------------------------------
CUSIP No. 068508100                     13D                Page 2 of 9 Pages
----------------------------------                ------------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         John P. Holmes, III
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
           (See Instructions)                                           (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)
         PF
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America
--------------------------------------------------------------------------------
       Number of              7       Sole Voting Power
         Shares                       232,458
                         -------------------------------------------------------
      Beneficially            8       Shared Voting Power
        Owned by                      0
                         -------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      232,458

                         -------------------------------------------------------
      Person With             10      Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         232,458
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                           [X]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         14.1%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------




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----------------------------------                ------------------------------
CUSIP No. 068508100                     13D                Page 3 of 9 Pages
----------------------------------                ------------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         J. Francis Lavelle
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (See Instructions)                                             (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)
         PF
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America
--------------------------------------------------------------------------------
       Number of              7       Sole Voting Power
         Shares                       232,458
                         -------------------------------------------------------
      Beneficially            8       Shared Voting Power
        Owned by                      0
                         -------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      232,458

                         -------------------------------------------------------
      Person With             10      Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         232,458
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                           [X]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         14.1%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------




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----------------------------------                ------------------------------
CUSIP No. 068508100                     13D                Page 4 of 9 Pages
----------------------------------                ------------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Thomas A. Dippel
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (See Instructions)                                             (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)
         PF
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America
--------------------------------------------------------------------------------
       Number of              7       Sole Voting Power
         Shares                       23,365
                         -------------------------------------------------------
      Beneficially            8       Shared Voting Power
        Owned by                      0
                         -------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      23,365

                         -------------------------------------------------------
      Person With             10      Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         23,365
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                           [X]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         1.4%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------




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----------------------------------                ------------------------------
CUSIP No. 068508100                     13D                Page 5 of 9 Pages
----------------------------------                ------------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Timothy C. deGavre

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         See Instructions)                                              (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------
       Number of              7       Sole Voting Power
         Shares                       4,500
                         -------------------------------------------------------
      Beneficially            8       Shared Voting Power
        Owned by                      0
                         -------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      4,500
                         -------------------------------------------------------
      Person With             10      Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         4,500
--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                           [X]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         0.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------




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                                                  ------------------------------
                                                        Page 6 of 9 Pages
                                                  ------------------------------


                  This Amendment No. 5 amends and  supplements  the Statement on
Schedule 13D, originally filed with the Securities and Exchange Commission on May 23, 1996 and amended by Amendment No. 1 filed on August 26, 1996, Amendment No. 2 filed on October 16, 1996, Amendment No. 3 filed on November 20, 1996 and Amendment No. 4 filed on January 14, 1997 (the "Schedule 13D"), by John P. Holmes, III, J. Francis Lavelle, Thomas A. Dippel and Timothy C. deGavre. Capitalized terms not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Schedule 13D is hereby supplemented as follows:

                  The aggregate purchase price for 10,000 of the 16,008 additional Shares acquired by JPH, including payment of commissions, was $25,732. The purchase of these Shares was funded from cash available to JPH. JPH acquired beneficial ownership of the other 6,008 Shares pursuant to the issuance by the Issuer to JPH of the warrant described in Item 6.

                  The aggregate purchase price for 7,000 of the 13,008 additional Shares acquired by JFL, including payment of commissions, was $19,804. The purchase of these Shares was funded from cash available to JFL. JFL acquired beneficial ownership of the other 6,008 Shares pursuant to the issuance by the Issuer to JFL of the warrant described in Item 6.

                  TAD acquired beneficial ownership of 483 additional Shares pursuant to the issuance by the Issuer to TAD of the warrant described in
Item 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  (a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on February 18, 1997:

                                    Number of          Approximate Percentage of
         Name                       Shares               Outstanding Shares (1)
         ----                       ---------          -------------------------
          JPH                       232,458(2)(3)                14.1%

          JFL                       232,458(2)(4)                14.1%

          TAD                        23,365(2)(5)                 1.4%

          TCD                         4,500(2)                    0.3%


---------------
(1)      Computed  on  the  basis  of  1,652,016   Shares   outstanding  as   of
         September 30, 1996 as specified in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996.

(2) The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act, by virtue of an understanding between them to act together from time to time for the purpose



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                                                  ------------------------------
                                                         Page 7 of 9 Pages
                                                  ------------------------------


         of acquiring holding, voting, or disposing of Shares. Thus, pursuant to Rule 13d-5, each Reporting Person may be deemed to beneficially own all Shares beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares.

(3) Includes 42,458 Shares that JPH has the right to acquire upon exercise of the warrants described in Item 6. Excludes 4,006 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to JPH within 60 days of this Statement as described in Item 6.

(4) Includes 42,458 Shares that JPL has the right to acquire upon exercise of the warrants described in Item 6. Excludes 4,006 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to JFL within 60 days of this Statement as described in Item 6.

(5) Includes 3,418 Shares that TAD has the right to acquire upon exercise of the warrants described in Item 6. Excludes 322 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to TAD within 60 days of this Statement as described in Item 6.

                  (b) JPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 190,000 Shares that he beneficially owns. Upon exercise of the warrants described in Item 6, JPH will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 42,458 Shares that he beneficially owns.

                  JFL has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 190,000 Shares that he beneficially owns. Upon exercise in whole of the warrants described in Item 6, JFL will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 42,458 Shares that he beneficially owns.

                  TAD has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 19,947 Shares that he beneficially owns. Upon exercise in whole of the warrants described in Item 6, TAD will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 3,418 Shares that he beneficially owns.

                  TCD has the sole power to vote or to direct the vote or to dispose or to direct the disposition of the 4,500 Shares that he beneficially owns.

                  (c) The following table sets forth the transactions with respect to Shares effected during the past sixty days by each of the Reporting Persons (unless any such transaction has previously been reported on the Schedule 13D). The transactions set forth below were market purchases effected in the over-the-counter market.


                  Purchase(P)       Price Per        JPH          JFL               TAD              TCD
Trade Date        or Sale(S)        Share($)         Shares       Shares            Shares           Shares
----------        -----------       --------         ------       ------            ------           ------
1/23/97                P             2.125           5,000          --                --               --
2/6/97                 P             2.750            --          7,000               --               --
2/10/97                P             3.00            3,500          --                --               --
2/10/97                P             2.938           1,500          --                --               --


                  On January 11, 1997, the Issuer issued to JPH, JFL and TAD additional warrants to purchase an aggregate of 6,008, 6,008 and 483 Shares, respectively, as described in Item 6.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Persons may be deemed to beneficially own, other than 10,000 Shares beneficially owned by JPH with respect to which JPH's daughters share with JPH the right to receive dividends and sale proceeds.

                  (e) Not applicable.



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                                                  ------------------------------
                                                         Page 8 of 9 Pages
                                                  ------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D is hereby supplemented as follows:

                  Pursuant to the Issuer Letter, on January 11, 1997, the Issuer issued to JPH, JFL and TAD additional warrants in substantially the same form as the JPH Warrant, the JFL Warrant and the TAD Warrant to purchase an aggregate of 2,002, 2,002 and 166 Shares, respectively, at a price of $1.06 per Share and an aggregate of 4,006, 4,006 and 322 Shares, respectively, at a price of $1.25 per Share.



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                                                 ------------------------------
                                                         Page 9 of 9 Pages
                                                 ------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 1997

                                                      /s/ John P. Holmes, III
                                                      _______________________
                                                          John P. Holmes, III

                                                      /s/ J. Francis Lavelle
                                                      _______________________
                                                          J. Francis Lavelle

                                                     /s/ Thomas A. Dippel
                                                      _______________________
                                                         Thomas A. Dippel

                                                     /s/ Timothy C. deGavre
                                                      _______________________
                                                         Timothy C. deGavre